

Olexandr Pryimak

Sirocco Energy

CTO and Co-Founder of Sirocco Energy

United States · **Contact info**

48 connections

Experience

Chief Technology Officer, Co-Founder
Sirocco Energy
Aug 2016 – Present · 5 yrs 2 mos
Palo Alto, California, United States

Sirocco Energy has developed a new kind of wind generator designed for the urban environment. As a linear wind generator, Sirocco wind turbines have more efficient principle of work, which produces important advantages over traditional wind turbines: high efficiency, low noise and vibration, easy installation, low price and aesthetic design.



Chief Technology Officer, Co-Founder
Miner Heat
Apr 2018 – Dec 2020 · 2 yrs 9 mos

Coordinate the process of development of mining box - device for water and air heating through cryptocurrency mining.



Lead Mechanical Engineer
Startor
Jan 2015 – Nov 2016 · 1 yr 11 mos

Wind turbine development.



Engineer Electrical
Profi-Bud
Mar 2013 – Nov 2014 · 1 yr 9 mos

Electrical systems engineering.



Engineer
ECOPROMTECH
Apr 2010 – Oct 2010 · 7 mos

Skills & endorsements

Renewable Energy · 1

Anna Pryimak has given an endorsement for this skill

Team Management · 1

Anna Pryimak has given an endorsement for this skill

Research and Development (R&D) · 1

Anna Pryimak has given an endorsement for this skill

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Interests

Sirocco Energy
Sirocco Energy
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